                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A

                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             OCEAN SHORE HOLDING CO.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    67501P107
                                    ---------
                                 (CUSIP Number)

                                 STEVEN E. BRADY
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             OCEAN SHORE HOLDING CO.
                                OC FINANCIAL MHC
                               1001 ASBURY AVENUE
                          OCEAN CITY, NEW JERSEY 08226
                                 (800) 771-7990
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                DECEMBER 21, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g),
check the following box |_|.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)

                                  SCHEDULE 13D

--------------------
CUSIP No.  78425W102
--------------------

--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             OC FINANCIAL MHC

             22-3584230

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) /_/
                                                                         (b) /_/

--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

             OO
--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                     /_/
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED STATES
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
      NUMBER OF                 4,761,000
       SHARES           --------------------------------------------------------
    BENEFICIALLY        8   SHARED VOTING POWER
      OWNED BY                  0
        EACH            --------------------------------------------------------
      REPORTING         9   SOLE DISPOSITIVE POWER
       PERSON                   4,761,000
        WITH            --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,761,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
             54.3%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             HC, CO
--------------------------------------------------------------------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

      On December 21, 2004, Ocean Shore Holding Co. (the "Issuer") sold 4,761,000 shares of common stock to OC Financial MHC (the "MHC") at $0.01 per share. As part of this transaction, the 10 shares of the Issuer's common stock owned by the MHC were cancelled. The funds for the purchase of the shares by the MHC came from its working capitalization. On December 21, 2004, the directors and executive officers of the MHC (the "Insiders") also purchased shares of common stock from the Issuer. All purchases by the Insiders were from personal funds. Attached as Schedule I hereto and incorporated by reference is a list containing certain information with respect to the Insiders.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

      The MHC is filing this amendment to report that its beneficial ownership interest in the Issuer has decreased to 54.3% from 100% of the Issuer's issued and outstanding shares of common stock. On November 12, 2004, the Securities and Exchange Commission declared effective the Issuer's Registration Statement on Form S-1, whereby on December 21, 2004 the Issuer sold approximately 43.8% of its outstanding common stock in an initial public offering and sold approximately 54.3% of its outstanding common stock to the MHC for $0.01 per share. The primary purpose of the stock offering was to raise additional capital to support future lending and operational growth and possible future branching activities or acquisitions. The stock offering also enables the employees and officers of Ocean City Home Bank (the "Bank"), the wholly-owned subsidiary of the Company, to obtain an equity ownership interest in the Bank.

      Although the MHC and the Insiders intend to exercise their rights as stockholders, neither the MHC nor the Insiders currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

      In the future, the MHC and/or the Insiders may determine to purchase additional shares of the Issuer's common stock (or other securities of the Issuer) or the MHC and/or the Insiders may determine to sell shares of the Issuer's common stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

      (a) - (b) The MHC beneficially owns (with sole voting and dispositive power) 4,761,000 shares of the Issuer's common stock or approximately 54.3% of the outstanding shares. The following table provides information about the shares of Company common stock that may be considered to be owned by each Insider as of December 21, 2004. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown.


                                             NUMBER OF       PERCENT OF
                                              SHARES        COMMON STOCK
NAME                                          OWNED          OUTSTANDING
                                            -------------   --------------

Steven E. Brady.........................       15,812(1)          *
Anthony J. Rizzotte.....................        9,794(1)          *
Janet Bossi.............................        4,022(1)          *
Kim Davidson............................        8,091(1)          *
Paul Esposito...........................        2,822(1)          *
Donald F. Morgenweck....................       10,454(1)          *
Sylva A. Bertini........................         13,000           *
Frederick G. Dalzell, MD................       19,794(1)(2)       *
Christopher J. Ford ....................              -           *
Roy Gillian.............................       22,000(1)(3)       *
Robert A. Previti.......................        8,685(1)(4)       *
John L. Van Duyne.......................       10,000(1)          *
Samuel R. Young.........................              -           *
-----------------------
* Represents less than 1% of shares outstanding.

(1) Includes shares purchased with compensation deferred under the Ocean City Home Bank Stock Based Deferred Compensation Plan as follows: Mr. Brady, 3,312 shares; Ms. Bossi, 1,173 shares; Ms. Davidson, 1,291 shares; Mr. Esposito, 1,406 shares; Mr. Gillian, 4,632 shares; Mr. Morgenweck, 1,406 shares; Mr. Dalzell, 894 shares; Mr. Previti, 585 shares; Mr. Rizzotte, 2,534 shares and Mr. Van Duyne, 10,000 shares.
(2)  Includes 3,900 shares held by Mr. Dalzell's spouse.
(3)  Includes 7,000 shares held by Mr. Gillian's spouse.
(4)  Includes 100 shares held by Mr. Previti's son.

(c) Other than the purchase of such shares by the MHC and the Insiders on December 21, 2004, neither the MHC nor the Insiders have effected any transaction in the Issuer's common stock within the past 60 days.

(d) No person other than the MHC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the MHC as described in Item 5(a)-(b) above.

                                    SIGNATURE
                                    ---------

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      OC FINANCIAL MHC


Date: January 3, 2004                 By: /s/ Steven E. Brady
                                          --------------------------------------
                                          Steven E. Brady
                                          President and Chief Executive Officer

                                   SCHEDULE I

              DIRECTORS AND EXECUTIVE OFFICERS OF OC FINANCIAL MHC
              ----------------------------------------------------

      The names, business address and present principal occupation of each director, executive officer and controlling person of OC Financial MHC are set forth below. All persons are citizens of the United States.


NAME                    BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                    ----------------                   --------------------
Steven E. Brady         1001 Asbury Avenue                 President and Chief Executive Officer of Ocean Shore
                        Ocean City, New Jersey 08226       Holding Co., OC Financial MHC and Ocean City Home Bank

Anthony J. Rizzotte     1001 Asbury Avenue                 Executive Vice President of Ocean Shore Holding and
                        Ocean City, New Jersey 08226       OC Financial MHC and Executive Vice President and
                                                           Chief Lending Officer of Ocean City Home Bank

Janet Bossi             1001 Asbury Avenue                 Senior Vice President of Loan Administration of Ocean
                        Ocean City, New Jersey 08226       City Home Bank

Kim Davidson            1001 Asbury Avenue                 Senior Vice President of Business Development of Ocean
                        Ocean City, New Jersey 08226       City Home Bank

Paul Esposito           1001 Asbury Avenue                 Senior Vice President of Marketing of Ocean City Home
                        Ocean City, New Jersey 08226       Bank

Donald F. Morgenweck    1001 Asbury Avenue                 Senior Vice President of OC Financial MHC and Senior
                        Ocean City, New Jersey 08226       Vice President and Chief Financial Officer of Ocean
                                                           Shore Holding and Ocean City Home Bank

Sylva A. Bertini        1001 Asbury Avenue                 Director of Ocean Shore Holding Co., OC Financial
                        Ocean City, New Jersey 08226       MHC and Ocean City Home Bank; retired.

Frederick G. Dalzell,MD 1001 Asbury Avenue                 Director of Ocean Shore Holding Co., OC Financial
                        Ocean City, New Jersey 08226       MHC and Ocean City Home Bank; orthopedic surgeon at
                                                           Atlantic Shore Orthopedic Associates.

Christopher J. Ford     1001 Asbury Avenue                 Director of Ocean Shore Holding Co., OC Financial
                        Ocean City, New Jersey 08226       MHC and Ocean City Home Bank; scout for the
                                                           Philadelphia 76'ers basketball team.

Roy Gillian             1001 Asbury Avenue                 Chairman of the Board of Directors, Director of Ocean
                        Ocean City, New Jersey 08226       Shore Holding Co., OC Financial MHC and Ocean City
                                                           Home Bank; owner and Chairman of Gilamco, Inc., and
                                                           amusement pier in Ocean City, New Jersey.

Robert A. Previti       1001 Asbury Avenue                 Director of Ocean Shore Holding Co., OC Financial
                        Ocean City, New Jersey 08226       MHC and Ocean City Home Bank; school superintendent
                                                           for the Brigantine Board of Education.

John L. Van Duyne       1001 Asbury Avenue                 Director of Ocean Shore Holding Co., OC Financial
                        Ocean City, New Jersey 08226       MHC and Ocean City Home Bank; owner and officer of
                                                           Van Duyne Builders, Inc. and officer of Van Duyne &
                                                           Bruin, LLC.

Samuel R. Young         1001 Asbury Avenue                 Director of Ocean Shore Holding Co., OC Financial
                        Ocean City, New Jersey 08226       MHC and Ocean City Home Bank; owner and president
                                                           of Tilton Fitness Management, which develops, owns and
                                                           operates commercial and hospital-affiliated health and
                                                           fitness clubs; officer in the United States Navy Reserves.
